Exhibit 99.72

CONSOLIDATED LOAN AGREEMENT

Originally dated as of April 27, 2017,

as amended and restated pursuant to the Restatement on April 23, 2019 between

STRUCTURED ALPHA LP

as Lender

- and -

PROMETIC LIFE SCIENCES INC.

as Borrower

- and -

PROMETIC BIOTHERAPEUTICS, INC.

as a Guarantor

- and -

PROMETIC BIOSEPARATIONS LTD

as a Guarantor

- and -

PROMETIC BIOSCIENCES INC.

as a Guarantor

- and -

PROMETIC BIOPRODUCTION INC.

as a Guarantor

- and -

NANTPRO BIOSCIENCES, LLC

as a Guarantor

- and -

PROMETIC PLASMA RESOURCES INC.

as a Guarantor

- and -

PROMETIC PHARMA SMT HOLDINGS LIMITED

as a Guarantor

- and -

PROMETIC PHARMA SMT LIMITED

as a Guarantor

- and -

PROMETIC BIOTHERAPEUTICS LTD

as a Guarantor

- and -

TELESTA THERAPEUTICS INC.

as a Guarantor

- and -

PROMETIC PLASMA RESOURCES (USA) INC.

as a Guarantor

-i-

TABLE OF CONTENTS

(continued)

-ii-

CONSOLIDATED LOAN AGREEMENT

THIS AGREEMENT is made as of April 23, 2019.

BETWEEN:

STRUCTURED ALPHA LP, a Cayman Island exempted limited partnership

(together with its permitted successors and assigns, “Lender”),

- and -

PROMETIC LIFE SCIENCES INC., a Canadian corporation

(together with its permitted successors and assigns, “Borrower”),

- and -

PROMETIC BIOTHERAPEUTICS, INC., a Delaware corporation

(together with its permitted successors and assigns, “PBT”),

- and -

PROMETIC BIOSEPARATIONS LTD, an Isle of Man company formerly known as Prometic Biosciences Ltd.

(together with its permitted successors and assigns, “PBL”),

- and -

PROMETIC BIOSCIENCES INC., a Canadian corporation

(together with its permitted successors and assigns, “PBI”),

- and -

PROMETIC BIOPRODUCTION INC., a Canadian corporation

(together with its permitted successors and assigns, “PBP”),

- and -

NANTPRO BIOSCIENCES, LLC, a Delaware limited liability company

(together with its permitted successors and assigns, “NantPro”),

- and -

PROMETIC PLASMA RESOURCES INC., a Canadian corporation

(together with its permitted successors and assigns, “PPR”),

- and -

PROMETIC PHARMA SMT HOLDINGS LIMITED, a private limited company incorporated under the laws of England and Wales

(together with its permitted successors and assigns, “Pharma SMT Holdings”),

- and -

PROMETIC PHARMA SMT LIMITED, a private limited company incorporated under the laws of England and Wales

(together with its permitted successors and assigns, “Pharma SMT”),

- and -

PROMETIC BIOTHERAPEUTICS LTD, a private limited company incorporated under the laws of England and Wales

(together with its permitted successors and assigns, “PBT UK”),

- and -

TELESTA THERAPEUTICS INC., a corporation incorporated under the laws of Canada

(together with its permitted successors and assigns, “Telesta”),

- and -

PROMETIC PLASMA RESOURCES (USA) INC., a Delaware corporation

(together with its permitted successors and assigns, “PPR USA”),

RECITALS:

A.

The Lender made available the Loan to the Borrower pursuant to a third loan agreement among the Lender, the Borrower and certain of the Guarantors, dated April 27, 2017, as amended and otherwise modified prior to the date hereof (the “Third Loan Agreement”), for the purposes of providing short term working capital, paying transaction expenses and general corporate purposes and as otherwise provided herein.

B.

The Lender, the Borrower and the other Obligors are also party to the First Loan Agreement, the Second Loan Agreement and the Fourth Loan Agreement, in each case evidencing Debt owing from the Borrower to the Lender.

C.

The Lender, the Borrower and the other Obligors entered into the Restructuring Agreement providing for, among other things, the Restructuring pursuant to which consideration for the purchase of Common Shares by the Lender will be satisfied by way of (i) cancelling the entire Principal Amount and accrued interests outstanding under the First Loan Agreement, the Second Loan Agreement and the Fourth Loan Agreement (as defined therein) to zero dollars, and (ii) cancelling a portion of the Principal Amount and accrued interests outstanding under the Third Loan Agreement (as defined therein) so that only a principal amount of $10,000,000 remains outstanding as at the Restatement Date, in each case in accordance with the terms of the Restructuring Agreement.

D.

It is a condition under the Restructuring Agreement that the Third Loan Agreement be amended and restated in its entirety effective as of the Restatement Date, with such amended and restated agreement being renamed the ‘Consolidated Loan Agreement’ (the “Restatement”).

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained, and other valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

For the purposes of this Agreement:

“Additional Guarantor” has the meaning attributed to such term in Section 10.4(a).

“Adjusted Quick Ratio” means, with respect to the Borrower, the ratio of Current Assets to Current Liabilities.

“Agreement” means this Consolidated Loan Agreement and all Schedules and Exhibits attached hereto, as same may be amended, restated, replaced, supplemented or otherwise modified from time to time, in any such case in accordance with Section 9.2.

“Applicable Law” means, in respect of any Person, property, transaction or event, all applicable laws, statutes, rules, by-laws and regulations, and all applicable official directives, orders, judgments and decrees of governmental bodies having force of law.

“Approved Accounting Firm” means any of PricewaterhouseCoopers LLP, Ernst & Young LLP, Deloitte LLP, KPMG LLP, or otherwise an accounting firm, which is acceptable to the Lender, nationally recognized, independent, and registered within the applicable rules and regulations adopted by the Securities Commissions.

“ATM Distributions” means the issuance of Common Shares pursuant to transactions that are deemed to be “at-the-market distributions”.

“Board” means the board of directors of the Borrower.

“Borrower” has the meaning attributed to such term in the title Section hereof.

“Budget” has the meaning attributed to such term in Section 6.1(j).

“Business Day” means any day other than Saturday or Sunday on which banks are generally open for business in the Province of Ontario, Province of Quebec, State of Delaware and Isle of Man.

“Capital Grant” means any assistance from any governmental body (including, without limitation, Department of Trade and Industry of Isle of Man (now known as Department of Economic Development)) in the form of capital grants received by any Obligor, the terms of which provide that such capital grant is not repayable by such Obligor except upon the occurrence of certain events, which events are of such nature that their non-occurrence can generally and reasonably be said to fall within the control of the Obligors.

“Capital Grant Liens” means Liens over the assets of an Obligor granted or taken in connection with a Capital Grant, to secure the contingent repayment obligations under, pursuant to and in respect of such Capital Grant, to the extent such Liens are required by the terms of such Capital Grant.

“Capital Lease” means any lease which should be treated as a capital lease under GAAP.

“Change of Control” means (i) the closing of the sale, lease, exclusive license, transfer or other disposition of all or substantially all of the assets directly or indirectly owned or held by the Borrower, (ii) the consummation of a merger or consolidation of the Borrower with or into another Person except as contemplated in Section 6.3 (d), (iii) the occurrence of any transaction or event as a result of which any Person (or group of Persons) purchases or acquires legal or beneficial ownership, either directly or indirectly, of more than 50% of the voting power of the outstanding Voting Securities, or (iv) a liquidation, dissolution or winding up of the Borrower.

“Collateral” means all currently owned and after-acquired property, assets and undertaking of the Obligors (other than Excluded Property) that are subject, or intended to be subject, to the Liens created by the Security Documents.

“Common Shares” means common shares in the capital of the Borrower.

“Compliance Certificate” means the certificate required pursuant to Section 6.1(i)(iii), substantially in the form annexed as Schedule 6.1(i)(iii) and signed by a senior officer of the Borrower.

“Current Assets” means, as of any date of determination, the aggregate, in Canadian Dollars, of (i) the Borrower’s consolidated, unrestricted cash and cash equivalents, (ii) the value of the Borrower’s consolidated net billed accounts receivable determined in accordance with GAAP, and (iii) 100% of the book value of the Borrower’s consolidated inventory determined in accordance with GAAP.

“Current Liabilities” means, as of any date of determination, the aggregate amount of the Borrower’s Total Liabilities which mature within one year of that date, but excluding (i) the Obligations to the Lender, (ii) advances received from [DELETED - NAME OF ENTITY] as disclosed in the Borrower’s financial statements, and (iii) the short-term portion of lease liabilities as defined in IFRS 16.

“Debt” means, with respect to any Person, at any time:

(a)	all items which would then be classified as liabilities on that Person’s consolidated balance sheet, or the notes thereto, including, without limitation, the Loan; and

(b)	without duplication, any item which is then to that Person:

(i)	an obligation in respect of borrowed money, or for the deferred purchase price of property or services, or an obligation which is evidenced by a note, bond, debenture or any other similar instrument;

(ii)	all Hedging Obligations;

(iii)	a transfer with recourse or with an obligation to repurchase, to the extent of that Person’s liability;

(iv)

an obligation secured by any Lien on any of that Person’s property to the extent attributable to that Person’s respective interest in such property, even though it has not assumed or become liable for its payment;

(v)	any Capital Lease obligations;

(vi)	an obligation arising in connection with bankers’ acceptances, depository bills or depository notes or under letters of credit or letters of guarantee;

(vii)	contingent liabilities relating to letters of credit, letters of guarantee and similar instruments;

(viii)

the aggregate amount at which any shares in that Person’s capital which are redeemable or retractable at the option of the holder of such shares (except where the holder is that Person) may be redeemed or retracted, including the Warrant Obligations; or

(ix)

any other obligation arising under arrangements or agreements that, in substance, provide financing, but for greater certainty, excluding advances received from [DELETED - NAME OF ENTITY] as disclosed in the Borrower’s financial statements.

Notwithstanding the foregoing, “Debt” shall exclude any Capital Grants, provided that any Capital Grant that has become repayable in accordance with the terms of such Capital Grant shall be included as Debt.

“Default” means any event or condition which, upon notice, lapse of time, or both, would constitute an Event of Default.

“Default Rate” means the Interest Rate plus two percent (2%) per annum, as permitted under Applicable Law.

[DELETED – NAME OF ENTITIES]

[DELETED – DEFINITION OF ELIGIBLE CONVERTIBLE DEBT]

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust, warrants, options, or any other equity interests in any Person.

“Event of Default” has the meaning attributed to such term in Section 8.1.

[DELETED – DEFINITION OF EXCLUDED PATENTS]

“Excluded Property” means, at all times, the Obligors’ rights and interests in consumer goods and the Excluded Patents.

“Exercise Price” has the meaning attributed to such term in Warrant #10.

“First Loan Agreement” means the third amended and restated loan agreement, originally dated as of September 10, 2013, between the Lender and the Obligors as amended and/or restated from time to time up to the Restatement Date.

“Fourth Loan Agreement” means the loan agreement dated as of November 30, 2017 between the Lender and the Obligors as amended and/or restated from time to time up to the Restatement Date.

“GAAP” means those accounting principles which the Borrower must comply with as a public corporation and which are recognized as being generally accepted in Canada from time to time as set out by the International Accounting Standards Board, and more specifically, International Financial Reporting Standards (IFRS).

“Governmental Authority” means any government, parliament, legislature, regulatory authority, agency, ministry, department, commission, board, instrumentality or rule making entity of any government, parliament or legislature, or any court, tribunal, arbitration board or arbitrator or (without limitation to the foregoing) other law, regulation or rule making entity having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing (including, without limitation, any arbitrator).

“Guarantee” has the meaning attributed to such term in Section 10.1.

“Guaranteed Obligations” has the meaning attributed to such term in Section 10.1.

“Guarantors” means PBT, PBL, PBI, PBP, NantPro, PPR, PPR USA, Pharma SMT Holdings, Pharma SMT, PBT UK, Telesta and any other Additional Guarantor.

“Hedge Instrument” means, with respect to any Person, any interest rate, foreign exchange or commodity price risk management agreement or product, including interest rate, currency or commodity exchange or swap agreements, futures contracts, forward rate agreements, interest rate cap agreements and interest rate collar agreements, options and all other agreements or arrangements designed primarily to protect such Person against fluctuations in interest rates, currency exchange rates or commodity prices.

“Hedging Obligations” means, with respect to any Person, the Person’s payment obligations under Hedge Instruments calculated on a mark to market basis at the date of determination.

“Intercompany Debt” means any Debt owing by any Obligor to another Obligor.

“Interest Payment Date” means the last Business Day of each calendar quarter.

“Interest Rate” means 10% per annum, with effect beginning on the Restatement Date.

“Lender” has the meaning attributed to such term in the title Section hereof.

“Lien” means any lien, pledge, assignment, charge, security interest, hypothec, reservation of ownership, capital lease, levy, deemed trust, execution, seizure, attachment, garnishment or other similar encumbrance.

“Loan” has the meaning attributed thereto in Section 2.1.

“Loan Documents” means this Agreement, the Security Documents, the Warrants, the [DELETED – NATURE OF AGREEMENT], the Restructuring Agreement, the Subscription Agreement, and any other agreements, instruments and documents delivered from time to time (both before and after the date of this Agreement) to the Lender by any of the Obligors in connection with this Agreement or any other Loan Document, in each case as amended, restated, supplemented, replaced or otherwise modified from time to time in accordance with Section 9.2 and excluding, for certainty, the First Loan Agreement, the Second Loan Agreement, the Fourth Loan Agreement, and any option agreement entered into between the Lender and the Borrower prior to the date hereof.

“Loan Obligations” means payment obligations in respect of the Loan and any expenses due and payable under Article 3 or the Security Documents.

“Material Adverse Effect” means a material adverse effect upon (i) the financial condition, assets, business or operations of the Obligors, taken as a whole, (ii) their ability to perform their Obligations under any Loan Document, or (iii) the Collateral.

[DELETED – DEFINITION OF MATERIAL CONTRACT]

“Maturity Date” means, subject to Section 2.5(b), the earlier of (i) April 23, 2024, and (ii) acceleration of the Loan by the Lender following the occurrence and continuation of an Event of Default.

“MD&A” has the meaning attributed thereto in Section 6.1(i)(ii).

“NantPro” means NantPro Biosciences, LLC and its permitted successors and assigns.

“Obligations” means all indebtedness, liabilities and other obligations of the Obligors to the Lender hereunder, or under any other Loan Documents, whether actual or contingent, direct or indirect, matured or not, now existing or arising hereafter.

“Obligors” means the Borrower and each Guarantor.

“Original Closing Date” means April 27, 2017.

[DELETED – NATURE OF AGREEMENTS]

“Patents” means patents and patent applications, including (A) all continuations, divisionals, continuations-in-part, re-examinations, reissues, and renewals thereof and improvements thereon, (B) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past, present, or future infringements thereof, (C) the right to sue for past, present, and future infringements thereof, and (D) all of each Obligor’s rights corresponding thereto.

“PBI” has the meaning attributed to such term in the title Section hereof.

“PBL” has the meaning attributed to such term in the title Section hereof.

“PBP” has the meaning attributed to such term in the title Section hereof.

“PBT” has the meaning attributed to such term in the title Section hereof.

“PBT UK” has the meaning attributed to such term in the title Section hereof.

“Permitted Debt Payments” means, (i) payment of the amounts owing by PBL to each of Conister Bank and Department of Trade and Industry of Isle of Man (now known as Department of Economic Development) as set forth in payoff letters in form and substance acceptable to the Lender and (ii) scheduled payments in respect of Debt permitted under Section 6.3(b)(iv), (v) and (vii), scheduled, voluntary, mandatory and post-acceleration payments in respect of Debt permitted under Section 6.3(b)(ix), and payments in respect of the Obligations.

“Permitted Encumbrances” means:

(a)	Liens granted to the Lender under the Loan Documents;

(b)

pledges, deposits and Liens under any leases, worker’s compensation laws, unemployment insurance laws or similar legislation; Liens on deposits in connection with bids, tenders and contracts (other than for the payment of debt); deposits of cash or bonds or other direct obligations of the United States, Canada or any Canadian province or Isle of Man or United Kingdom to secure costs of litigation and surety or appeal bonds or deposits as security for import duties or for the payment of rents;

(c)

Liens imposed by law, such as carriers’, warehousemen’s, mechanics’, engineers’ suppliers’ of material, labourers’, materialmens’ and other similar liens or other liens arising out of judgments or awards with respect to which an appeal or other Proceeding for review is being prosecuted (and as to which any foreclosure or other enforcement Proceeding shall have been effectively stayed);

(d)

Liens for taxes, assessments and government charges and levies not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate Proceedings (and as to which foreclosure or other enforcement Proceedings shall have been effectively stayed);

(e)	Liens to public utilities or to any Governmental Authority when required by the utility or other authority in connection with the supply of services or utilities to the Borrower or other Obligors;

(f)

undetermined or inchoate Liens, arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which, although filed or registered, relate to obligations not due or delinquent;

(g)	Liens granted by an Obligor to another Obligor for Intercompany Debt and subordinated in favour of the Lender’s rights under the Security in a manner satisfactory to the Lender acting reasonably;

(h)	Liens securing Debt permitted under Section 6.3(b)(vii);

(i)

Capital Grant Liens, including without limitation the Liens contemplated in the deed of priorities dated November 6, 2018 entered into among the Borrower, PBL, the Lender and Department for Enterprise, a department of the Isle of Man government, as amended, restated, replaced, supplemented or otherwise modified from time to time);

(j)

Liens granted from time to time to any bank or other financial institution in respect of any guaranteed investment certificate or other similar cash collateral instrument pledged in connection with the issuance of any letter of credit or letter of guarantee permitted pursuant to Section 6.3(b)(iv);

(k)	Liens that are contractual rights of set off relating to the establishment of depository relations with banks not given in connection with the issuance of Debt;

(l)

Liens securing Debt to the extent permitted under Section 6.3(b)(vii) and (viii) for so long as the Lender benefits from the highest ranking Lien that the relevant Obligor may grant the Lender without breaching the terms of the Debt permitted under Section 6.3(b)(vii) and (viii); and

(m)	Liens consented to by the Lender in writing;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority.

“Pharma SMT” has the meaning attributed to such term in the title Section hereof.

“Pharma SMT Holdings” has the meaning attributed to such term in the title Section hereof.

[DELETED – NATURE OF TRANSACTION]

“PPR” has the meaning attributed to such term in the title Section hereof.

“PPR USA” has the meaning attributed to such term in the title Section hereof.

“PRDT” means Pathogen Removal and Diagnostic Technologies Inc. and its permitted successors and assigns.

“Preferred Shares” means the Series A Preferred Shares of the Borrower.

“Prepaid Amount” has the meaning attributed to such term in Section 8.4.

“Principal Amount” means, as of the Restatement Date, $10,000,000, and thereafter, the principal amount of the Loan outstanding under this Agreement from time to time, as reduced from time to time pursuant to Section 2.7 or Section 8.4.

“Proceedings” has the meaning attributed thereto in Section 5.1(g).

“Pro Rata Share” means, at any particular time, a percentage equal to the product of (A) (i) the Lender’s and its affiliates’ aggregate then fully diluted Common Shares and Preferred Shares (assuming the full exercise or conversion of any rights to acquire shares) (the “Share Number”) divided by (ii) the sum of the issued and outstanding Common Shares and Preferred Shares (including, for greater certainty, any Common Shares or Preferred Shares issuable upon the exercise or conversion of any rights to acquire shares) and (B)(i) 1.25 between April 24, 2017 and April 24, 2020, and (ii) 1 thereafter.

[DELETED – NATURE OF TRANSACTION]

“Restatement” has the meaning attributed thereto in the Recitals.

“Restatement Date” means the date on which the conditions precedent set out in Section 7.2 have been satisfied.

“Restructuring” has the meaning ascribed thereto in the Restructuring Agreement.

“Restructuring Agreement” means the Debt Restructuring Agreement dated as of April 15, 2019 between the Lender, the Borrower and the other Obligors, as may be amended, restated, replaced, supplemented or otherwise modified from time to time.

[DELETED – CONDITIONS OF ELIGIBLE CONVERTIBLE DEBT]

[DELETED – NATURE OF AGREEMENT]

“Second Loan Agreement” means the second amended and restated loan agreement, originally dated as of July 31, 2014, between the Lender and the Obligors, as amended and/or restated from time to time up to the Restatement Date.

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Securities Laws” means, collectively, all applicable securities legislation in each of the provinces and territories of Canada and the respective regulations made thereunder, together with applicable instruments, rules, policies, policy statements, notices, blanket rulings, decisions and orders, prescribed forms, published fee schedules, and other regulatory instruments issued or adopted by the Securities Commissions and having force of law.

“Security” means the Liens, guarantees, pledges and any other performance security granted by the Obligors in favour of the Lender pursuant to the Security Documents.

“Security Documents” means the agreements and instruments referred to in Section 4.1 and any other agreements and instruments delivered from time to time (both before and after the date of this Agreement) by any Obligors to the Lender for the purpose of securing payment or performance of the Obligations, in each case as amended, restated or replaced from time to time, in accordance with Section 9.2.

“Subordination Agreement” means a postponement and subordination agreement among the Lender, the relevant Obligor and any other Persons providing for (i) the postponement and subordination by such Person in favour of the Lender of all amounts owing to such Person by the such Obligor to all amounts constituting Loan Obligations, and (ii) the subordination by such Person of any Liens or other secured creditor rights granted to such Person in favour of the Security, which agreement must be on terms substantially similar to those of the Subordination Agreements delivered to the Lender on or prior to the Original Closing Date or otherwise on terms satisfactory to the Lender, in its sole and unfettered discretion.

“Subscription Agreement” means the Private Placement Subscription Agreement dated on or about the date hereof among the Lender, as subscriber, the Borrower, as issuer, and Raymond James Ltd., as agent, in respect of the Lender’s subscription of certain Common Shares.

“Subsidiary” of a Person, means a subsidiary body corporate within the meaning given to such term as of the date hereof in the Canada Business Corporations Act as well as a partnership or limited partnership or other organization that would be deemed, because of the way the partnership units or other organization equity interests are held, to be a subsidiary within the meaning of the said Act if it were a corporation governed by the said Act, and “Subsidiaries” means all of them. Where the term “Subsidiary” or “Subsidiaries” is used herein without further qualification, such term shall mean a Subsidiary or the Subsidiaries of any of the Borrower.

“Telesta” has the meaning attributed to such term in the title Section hereof.

“Total Liabilities” means, as of any date of determination, Obligations that should, under GAAP, be classified as liabilities on the Borrower’s consolidated balance sheet, including all Debt.

“TSX” means the Toronto Stock Exchange and any successor organization.

“Voting Securities” means any securities in the capital of the Borrower having power generally to vote in the election of the directors of the Borrower.

“Warrant #10” has the meaning ascribed thereto in the Restructuring Agreement.

“Warrant Obligations” means the respective obligations of the Borrower under Warrants.

“Warrants” means the Warrant #10, together with any other warrants issued in the future by the Borrower to the Lender that specifically provides that it shall constitutes a “Warrant” under this Agreement.

1.2	Invalidity, etc.

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.3	Currency

All monetary amounts in this Agreement are stated in Canadian dollars.

1.4	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party hereto irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum. The parties agree that they will not bring any Proceedings relating to any issue arising from this Agreement in any court outside Ontario. Notwithstanding the foregoing, the Lender may initiate, continue or otherwise bring a Proceeding in a jurisdiction other than Ontario if the Lender believes, in its sole discretion, that doing so will expedite or otherwise benefit its ability to enforce its rights under this Agreement (including realizing on or enforcing its rights under the Security).

1.5	This Agreement to Govern

If there is any inconsistency between the terms of this Agreement and the terms of any other Loan Documents, the terms of this Agreement will govern to the extent of the inconsistency.

ARTICLE 2

THE FACILITY

2.1	Loan

(a)

Subject to the terms and conditions of the Third Loan Agreement, the Lender advanced a loan to the Borrower in the principal amount of $25,000,000 on the Original Closing Date by way of a single cash advance to the Borrower by way of an original issue discount loan with a face value of $39,169,854.13 (the “Original Loan Amount”).

(b)	Upon the Restatement Date, the Original Loan Amount will automatically be reduced to a principal amount of $10,000,000 (the “Loan”).

2.2 Not Revolving

The Loan does not revolve and all prepayments of the Loan will constitute permanent reductions of the Principal Amount and may not be reborrowed.

2.3	Purpose

The Loan shall be used by the Borrower for the purpose of providing short-term working capital, paying transaction expenses, general corporate purposes and Permitted Debt Payments.

2.4	Evidence of Obligations

The Lender shall maintain an account evidencing the indebtedness and liabilities of the Borrower hereunder and the amounts of principal accrued, interest and other amounts owing and paid from time to time hereunder. In any legal action or Proceeding in respect of this Agreement, the entries made in such account shall be conclusive evidence of the existence and amounts of the Obligations of the Borrower therein recorded, absent manifest error.

2.5	Repayment/Prepayment

(a)	The full Principal Amount outstanding, together with, as applicable, all interest accrued and capitalized and any other amounts owing, shall be repaid on the Maturity Date.

(b)	The Borrower may prepay all or any portion of the outstanding Principal Amount at any time upon five Business Days’ notice to the Lender.

2.6	Manner of Payment

All payments of principal, interest and other amounts payable hereunder by the Borrower shall be made on the dates specified herein (which if not a Business Day, shall be the next following Business Day) unless otherwise stipulated by means of electronic funds transfer into an account of the Lender specified by the Lender in writing to the Borrower or in such other manner as the Lender may from time to time specify in writing to the Borrower.

2.7	Application of Payments

Any amounts prepaid may not be reborrowed. All amounts prepaid shall be applied to reduce the Principal Amount then outstanding (except as otherwise provided in Section 8.5).

ARTICLE 3

INTEREST, FEES AND EXPENSES

3.1	Interest

(a)

Interest shall accrue on the Principal Amount from day to day, both before and after default, demand, maturity and judgment, at the Interest Rate and shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 days. Interest accrued on the Principal Amount will be compounded monthly and shall be payable in cash by the Borrower to the Lender on each Interest Payment Date beginning on June 30, 2019.

(b)

For the purposes of the Interest Act (Canada) and disclosure under such Act, wherever interest to be paid under this Agreement is to be calculated on the basis of any period of time that is less than a calendar year (a “deemed year”), such rate of interest shall be expressed as a yearly rate by multiplying such rate of interest for the deemed year by the actual number of days in the calendar year in which the rate is to be ascertained and dividing it by the number of days in the deemed year.

(c)	Each determination by the Lender of interest to be payable hereunder shall be conclusive and binding for all purposes, absent manifest mathematical error in calculating such amount.

(d)	After the occurrence and during the continuance of an Event of Default, the Loan will bear interest at the Default Rate.

3.2	Payment of Costs and Expenses

The Borrower shall pay to the Lender within 30 days of receipt of a written demand therefor by the Lender (accompanied by the relevant invoices and other customary supporting documentation as may be modified to preserve the solicitor-client privilege), all reasonable costs and expenses incurred by the Lender and its agents from time to time in connection with the Loan Documents including, without limitation:

(a)	any actual or proposed amendment of or supplement to any of the Loan Documents or any waiver thereunder; and

(b)	the defence, establishment, protection or enforcement of any of the rights or remedies of the Lender under any of the Loan Documents;

including, without limitation, all of the reasonable fees and disbursements of counsel to the Lender incurred in connection therewith.

3.3	Indemnity

The Borrower shall indemnify the Lender for all losses, costs, expenses, damages and liabilities which the Lender may sustain or incur as a consequence of any default by the Borrower or any other Obligor under this Agreement or any other Loan Document following the Original Closing Date, for greater certainty, such indemnity shall include all amounts due and payable under this Article 3, except for those losses, costs, expenses, damages or liabilities which result from the Lender’s gross negligence or willful misconduct. A certificate of the Lender setting forth the amounts necessary to indemnify the Lender in respect of such losses, costs, expenses, damages or liabilities shall be conclusive evidence of the amounts owing under this Section 3.3, absent manifest error.

3.4	Unpaid Amounts

Any unpaid amounts owing to the Lender by the Borrower pursuant to Sections 3.2 or 3.3 shall bear interest at a rate of 13% per annum.

3.5	Maximum Interest Rate

(a)

In the event that any provision of this Agreement or any other Loan Document would oblige an Obligor to make any payment of interest or any other payment which is construed by a court of competent jurisdiction to be interest in an amount or calculated at a rate which would be prohibited by Applicable Law or would result in a receipt by the Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Law or so result in a receipt by the Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary as follows:

(i)	firstly, by reducing the Principal Amount; and

(ii)	thereafter by reducing any fees, commissions, premiums and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada).

(b)

If, notwithstanding the provisions of clause (a) of this Section 3.5 and after giving effect to all adjustments contemplated thereby, the Lender shall have received an amount in excess of the maximum permitted by such clause, then such excess shall be applied by the Lender to the reduction of the Principal Amount and not to the payment of interest, or if such excessive interest exceeds the Principal Amount, such excess shall be refunded to the Borrower

ARTICLE 4

SECURITY

4.1	Security Pursuant to this Agreement

Pursuant to the Third Loan Agreement, the Obligors delivered the following documents and agreements in favour of the Lender as security for the Obligations, or as consideration for the making of the Loan, and hereby confirm that each remains (and shall remain) in full force and effect, and in the case of security documents, continues as security for the Obligations:

(a)	a pledge by each of the Borrower, PBL and PBI governed by Ontario law in respect of all of the shares and other Equity Interests held by each of them in any Obligor and Prometic Manufacturing Inc.;

(b)	a deed of movable and immovable hypothec by each of the Borrower, PBI, PBP, PPR and Telesta governed by Quebec law in respect of all of the applicable Obligor’s Collateral;

(c)	a general security agreement by each of PPR and Telesta governed by Ontario law in respect of all of PPR’s and Telesta’s Collateral;

(d)	a security agreement by PBT and NantPro governed by New York law in respect of all of the applicable Obligor’s Collateral;

(e)	a debenture by PBL governed by Isle of Man law in respect of all PBL’s Collateral;

(f)	share charge by each of the Borrower and PBI governed by Isle of Man law in respect of all of the shares held by the Borrower and PBI in PBL;

(g)	a share charge by PBI governed by the laws of England and Wales in respect of all of the shares held by PBI in Pharma SMT Holdings;

(h)	a debenture by Pharma SMT governed by the laws of England and Wales in respect of all of Pharma SMT’s Collateral;

(i)	a debenture by Pharma SMT Holdings governed by the laws of England and Wales in respect of all of Pharma SMT Holdings’ Collateral;

(j)	a debenture by PBT UK governed by the laws of England and Wales in respect of all of PBT UK’s Collateral;

(k)	a share charge by the Borrower governed by the laws of England and Wales in respect of all of the shares held by the Borrower in PBT UK;

(l)

a general security agreement or equivalent document by each Obligor sufficient to create a valid security interest in the Collateral in each jurisdiction in which it has tangible personal property having value greater than $100,000; and

(m)	[DELETED – NATURE OF AGREEMENTS]

and each Obligor hereby confirms that the Liens created thereby are perfected as first ranking Liens subject to Permitted Encumbrances in all jurisdictions where the Collateral is located in furtherance of paragraph (l) above and in the jurisdiction of the chief executive office and registered office of the relevant grantor Obligor.

Notwithstanding the foregoing, the Security does not and will not include any Excluded Property.

4.2	Non-Disturbance Agreements

The parties hereto acknowledges and agree that in respect of Collateral that includes any Patent subject to an exclusive license to which an Obligor is a party (each, a “License Agreement”), if requested by the Borrower, the Lender will use good faith efforts to negotiate and enter into a non-disturbance agreement with the related licensee for purposes of providing the licensee with assurances that the Lender will, subject to Applicable Law, take commercially reasonable steps not to disturb the license rights of the licensee thereunder, both before and after any commencement of enforcement proceedings initiated by the Lender.

4.3	Security Pursuant to Restatement

Pursuant to the Restatement, the Obligors shall deliver acknowledgements and confirmations pursuant to which the Obligors ratify the effectiveness of the existing Security in relation to the Security Documents listed in Section 5.1 (other than the items referred in Sections 5.1(e) and 5.1(f) and the charge by PBL in favour of the Lender in respect of patents governed by Isle of Man law entered into on May 1, 2018 (the “Restatement Security Ratification Agreements”) in favour of the Lender as security for the Obligations and as consideration for the making of the Loan, and confirm that such Security Documents shall remain in full force and effect and continue as security for the Obligations both before and after the Restatement Date.

4.4	Security Effective Notwithstanding Date of Loan

The Liens created under any of the Security Documents shall be effective and the undertakings in the Loan Documents in respect thereto shall be continuing, whether the Loan or any part thereof is advanced before or after or at the same time as the creation of any such Liens or before or after or upon the Original Closing Date. The Security Documents referred to in Section 4.1 shall constitute continuing security to the Lender for the Obligations from time to time.

4.5	Security Release

Upon the payment and satisfaction in full of the Obligations, the Lender agrees to execute all documents and/or instruments and/or forms necessary to affect the termination, release and discharge of the Security, upon which the Obligors shall be released from their obligations under the Security Documents.

4.6	Further Assurances – Security

Subject to Section 4.5, the Borrower and each Guarantor shall execute and deliver to the Lender such other, additional or supplemental pledges, hypothecs, security agreements, instruments and financing statements (or equivalent) as the Lender may at any time or from time to time hereafter reasonably request in writing and which are necessary in order to give the Lender a Lien over the Collateral, in each case in form and substance satisfactory to the Lender, acting reasonably, and substantially similar to the form and substance of the relevant Security Documents listed in Section 4.1.

4.7	Subordination by the Lender

Provided no Default or Event of Default has occurred and is continuing, upon written request of the Borrower (which request will contain a certification as to no Default having occurred and being continuing, or Event of Default), and at the expense of the Borrower, the Lender will subordinate the Security in favour of any holder of Liens referred to in the definition of Permitted Encumbrances paragraphs (i) or (j) pursuant to a subordination agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties of the Borrower and Obligors

The Borrower and each other Obligor represents and warrants to the Lender as follows:

(a)	Status. It is duly incorporated and existing under the laws of its jurisdiction of incorporation.

(b)

Power and Capacity. It has the power and capacity to carry on its business, to own its property and assets, and to enter into and perform its Obligations under the Loan Documents to which it is a party.

(c)

Due Authorization and Execution. It has taken all necessary action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and each Loan Document has been, or upon execution and delivery will be, duly executed and delivered by it.

(d)

No Contravention. The execution and delivery of each of the Loan Documents to which it is a party and the performance by it of its Obligations thereunder does not and will not contravene, breach or result in any default under its articles, bylaws or any of its other constating documents, any Material Contract to which it is a party or by which it is bound, or any Applicable Law.

(e)

No Consents Required. Other than (i) such filings as are necessary to perfect the security interests granted to the Lender under the Security Documents, and (ii) approvals or filings required in connection with the transactions contemplated by the Restructuring Agreement, no authorization, consent or approval of, or filing with or notice to, any Person (including any governmental body, the TSX or any Securities Commission) is required in connection with the making of the Loan or the execution, delivery or performance by it of any of the Loan Documents to which it is party.

(f)

Enforceability. Each of the Loan Documents to which it is a party constitutes, or upon execution and delivery will constitute, a valid and binding obligation of it enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity.

(g)

No Litigation. Other than as disclosed in the Borrower’s financial statements for the period ending December 31, 2018 and as may be otherwise disclosed in writing at any time to the Lender, there is not currently in progress any court, administrative, regulatory or similar investigation or Proceeding (collectively “Proceedings”), against or involving it, which if adversely determined could reasonably be expected to have a Material Adverse Effect, nor, to the knowledge of the Obligor, as applicable, has any such Proceeding been threatened against any Obligor or any other event occurred which might give rise to any such Proceedings and there is no judgment or order of any court or governmental body outstanding against it.

(h)

Real Property. Other than as disclosed in Schedule 5.1(h) (as such Schedule may be amended or supplemented from time to time by notice from the relevant Obligor to the Lender), (A) the Obligors do not own any real property and, (B) except for office space, do not lease any real property.

(i)

Location. The jurisdiction of the chief executive office and registered office and location of material tangible assets of each of the Obligors is set out in Schedule 5.1(h) (as such Schedule may be amended or supplemented from time to time by notice from the relevant Obligor to the Lender).

(j)

Ownership of Assets. The Obligors have good and marketable title to their respective assets, free and clear of all Liens except Permitted Encumbrances and such Liens which have been disclosed to the Lender.

(k)

Material Contracts. Schedule 5.1(k) (as updated from time to time by notice from the Borrower to the Lender) lists all Material Contracts and all such Material Contracts are in good standing and neither the Borrower nor (to the Borrower’s knowledge) any counterparty thereto is in default thereunder (after giving effect to any applicable cure period).

(l)

Intellectual Property. The Obligors own or license all intellectual property required to carry-on business and all such licenses are in full force and effect, except where the loss of such license could not reasonably be expected to have a Material Adverse Effect.

(m)

Labour Matters. None of the Obligors is party to a collective bargaining agreement and, except as disclosed to the Lender in writing, there has been no attempt to unionize any of the employees of any Obligor.

(n)

Budgets and Financial Projections. All Budgets and other financial projections and forecasts provided by the Borrower to the Lender were prepared in good faith and based on assumptions believed by the Borrower to be reasonable at the time of provision to the Lender.

(o)

Issued Capital. Schedule 5.1(o) accurately reflects the beneficial and registered ownership of the Obligors (other than the Borrower) as at the Restatement Date. Except as set out in such Schedule, no Obligor has any other Subsidiaries or material investments or joint ventures.

(p)

Taxes. Other than as disclosed to the Lender in writing, it has paid, when due and payable, all taxes, exigible from it or for the collection of which it is responsible under the laws of Canada or any other applicable jurisdiction, in the case of taxes on income, in respect of all fiscal years ended on or prior to the Restatement Date, and in the case of all other taxes, in respect of all periods ended prior to the Restatement Date, for which such taxes were due and payable prior to the Restatement Date.

(q)

Financial Statements and No Material Change. The financial statements of the Obligors that have been made available to the Lender have been prepared in accordance with GAAP applied on a consistent basis, and fairly present the financial position and results of operations of the Obligors for the dates or periods reported on thereby subject to, in relation to any unaudited financial statements, any year-end adjustments. From the date of the last financial statements made available to the Lender (being the unaudited financial statements for the period ended December 31, 2018), there has been no change which could reasonably be expected to have a Material Adverse Effect.

(r)

Indebtedness. It has no Debt other than as permitted pursuant to Section 6.3(b) or 6.3(c) and has no other material liabilities, other than those incurred in the ordinary course of business, and has made no guarantee or agreement of support or indemnification of any indebtedness of any Person except indebtedness of another Obligor that is permitted by Section 6.3(b) or 6.3(c).

(s)	No Default. No Default or Event of Default has occurred and is continuing or would result from the entering into of the Restatement Date.

(t)	Compliance with Laws. It has operated its business in compliance with all Applicable Law in all material respects.

(u)

Disclosure.    No representation or warranty by the Borrower in this Agreement and no statement contained in any public disclosure or certificate or other document furnished or to be furnished to the Lender pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Borrower’s knowledge after reasonable inquiry, there is no “material fact” or “material change” (as those terms are defined in applicable Securities Laws) in the affairs of the Borrower that has not been generally disclosed to the public.

(v)

Reporting Issuer Status. The Borrower is a reporting issuer under the Securities Laws of all Provinces of Canada and it is in compliance with such Securities Laws and is not listed as being in default of any requirement of the Securities Laws in any such province except where non-compliance could not reasonably be expected to have a Material Adverse Effect.

(w)	Share Capital. As of the Restatement Date:

(i)	the authorized capital of the Borrower consists of (aa) an unlimited number of Common Shares; and (bb) an unlimited number of preferred shares issuable in series;

(ii)	739,130,546 Common Shares are issued and outstanding as fully paid and non-assessable;

(iii)

the Borrower is not a party to any agreement and, to the Borrower’s knowledge, no agreement exists that in any way affects the voting rights attaching to or control of any Equity Interests of the Borrower; and

(iv)	other than CDS & Co. and the Lender, there are no shareholders of record and, to the best of the Borrower’s knowledge, no beneficial holders of 10% or more of the Common Shares.

(x)	Warrants.

(i)

Other than the warrants issued by the Borrower to the Lender which were cancelled pursuant to the Restructuring Agreement, there are no options, warrants or rights convertible into Common Shares (other than as disclosed on SEDAR) for the period ended December 31, 2018.

(ii)

Subject to TSX approval in respect thereof, Warrant #10 has been duly and validly created, authorized and issued. The Common Shares to be issued to the Lender upon the exercise of Warrant #10 were, as at the Restatement Date, duly and validly authorized and reserved for issuance to the Lender, and, upon the exercise of Warrant #10, and payment in full of the exercise price, such Common Shares will be duly authorized, validly issued as fully paid and non-assessable shares in the capital of the Borrower, and the Lender will be the legal and registered owner of such Common Shares and will have good title thereto free and clear of all Liens other than Permitted Encumbrances. Warrant #10 and the underlying Common Shares will be offered, issued, sold and delivered to the Lender in compliance with all applicable Securities Laws.

(y)	Compliance with TSX Rules. The Borrower is in compliance in all material respects with the rules and regulations of the TSX.

(z)

Disclosure Controls. The Borrower maintains an effective system of “disclosure controls and procedures” (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, or in Quebec, Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) that is designed to provide reasonable assurance that information required to be disclosed by the Borrower in reports that it files or submits under Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Commissions’ rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Borrower’s management as appropriate to allow timely decisions regarding required disclosure. The Borrower has carried out evaluations of the effectiveness of its disclosure controls and procedures as contemplated under NI 52-109.

(aa)

Accounting Controls. The Borrower maintains systems of “internal control over financial reporting” (as defined in NI 52-109) that materially comply with the requirements of NI 52-109 and have been designed by, or under the supervision of, the Borrower’s principal executive and principal financial officers, or Persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since the date of the most recent balance sheet of the Borrower publicly disclosed by the Borrower, the Borrower’s auditors and the audit committee of the Board have not been advised of: (A) any significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Borrower’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Borrower’s internal control over financial reporting. Except as publicly disclosed by the Borrower, to the Borrower’s knowledge after reasonable inquiry, there are no material weaknesses in the Borrower’s internal controls.

(bb)

Independent Accountants. The Approved Accounting Firm, which has audited the financial statements of the Borrower, is an independent registered public accounting firm with respect to the Borrower and its Subsidiaries within the applicable rules and regulations adopted by the Securities Commissions. There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligation, or in Québec, Regulation 51-102 respecting Continuous Disclosure Obligations) with the Approved Accounting Firm or any former auditors of the Borrower.

(cc)

No Cease Trade Orders. No order ceasing or suspending trading in securities of the Borrower or prohibiting the sale of securities by the Borrower has been issued and the Borrower has not been served with or otherwise received notice of or become aware of any Proceedings for this purpose having been instituted, or being pending, contemplated or threatened.

(dd)

Trading of Warrant #10. The first trade of Warrant #10 or the Common Shares acquired upon the exercise thereof by the holder thereof will be exempt from the prospectus requirements of the Securities Laws provided that:

(i)	the Borrower is and has been a reporting issuer in a jurisdiction of Canada for at least four months immediately preceding the date of such trade;

(ii)

at least four months plus one day have elapsed from the distribution date (as defined in National Instrument 45-102 – Resale of Securities, or in Quebec, Regulation NI 45-102 respecting Resale of Securities (“NI 45-102”)) of Warrant #6;

(iii)	a certificate representing Warrant #10 was issued with a legend stating the prescribed restricted period in accordance with Section 2.5 of NI 45-102;

(iv)	such trade is not a control distribution as defined in NI 45-102;

(v)	no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

(vi)	no extraordinary commission or consideration is paid to a Person in respect of such trade; and

(vii)	if the selling security holder is an insider or officer of the Borrower, the selling security holder has no reasonable grounds to believe that the Borrower is in default of any Securities Law.

5.2	Representations and Warranties of the Lender

The Lender represents and warrants to the Borrower that it is acting as principal in connection with the purchase of Warrant #10 and that it is an Accredited Investor (as such term is defined in Quebec, Regulation 45-106 respecting prospectus and registration exemptions).

5.3	Survival of Representations and Warranties

The Borrower and each other Obligor confirms that the representations and warranties made by it in this Article 5 shall be true and correct on the Restatement Date, and will be deemed to be repeated by each of the Obligors (as amended, supplemented or updated as contemplated hereinabove, where applicable) quarterly upon the delivery of a Compliance Certificate by the Borrower as required under Section 6.1(i)(iii), unless such representation or warranty is expressed to be as of a specific date, notwithstanding any investigation made at any time by or on behalf of the Lender.

ARTICLE 6

COVENANTS

6.1	Affirmative Covenants

At all times prior to the termination of this Agreement pursuant to Section 9.8 (and subject to the survival provisions therein), the Borrower and each other Obligor covenants and agrees that:

(a)

Punctual Payment. It shall pay or cause to be paid (i) all amounts due and payable in respect of the Loan and (ii) all other Obligations falling due hereunder on the dates and in the manner specified in this Agreement.

(b)	Purpose. It shall use the proceeds of the Loan only for the purpose provided for in Section 2.3.

(c)

Existence. It shall do or cause to be done all things necessary to maintain (i) its corporate existence (except pursuant to a transaction permitted under Sections 6.3(d) or 6.3(f)), and (ii) its corporate power and capacity to own its property and assets.

(d)	Insurance. It shall maintain insurance in such amounts and in such manner as is reasonably prudent given the nature of its business.

(e)

Compliance with Applicable Law and Contracts. It shall comply in all material respects with the requirements of all Applicable Law, and all Material Contracts to which it is a party or by which it is bound.

(f)

Notice of Default, Litigation and Other Matters. It shall, as soon as practicable after it becomes aware of the same and provided it is not prohibited from doing so under Applicable Law, give notice to the Lender of the following events:

(i)	the commencement of any Proceeding against it which could reasonably be expected to have a Material Adverse Effect;

(ii)	any material change in its business or any other development which could reasonably be expected to have a Material Adverse Effect; and

(iii)	or any default or event of default or demand for repayment under any Material Contract;

giving in each case the details thereof and specifying the action proposed to be taken with respect thereto.

(g)	Intellectual Property. It shall maintain its owned and licensed intellectual property necessary for it to conduct its material business activities.

(h)

Payment of Taxes. It shall, duly and timely file all tax returns required to be filed by it, pay all taxes shown to be due and payable on such returns, and pay all assessments and re-assessments, and all other taxes, government charges, penalties, interests and fines due and payable by it and which are claimed by any Governmental Authority to be due and owing (unless being contested in good faith) and make adequate provision on its books for taxes payable for the current period for which tax returns are not yet required to be filed.

(i)	Reporting Requirements.

(i)

The Borrower shall deliver to the Lender an annual information form and the continuous disclosure documents that must be sent to its shareholders pursuant to applicable Securities Laws in the Provinces of Canada in which the Borrower is a “reporting issuer” (as such term is defined in such applicable Securities Laws) within 15 days from the date such documents are required to be filed with Securities Commissions pursuant to applicable Securities Laws.

(ii)

In the event the Borrower is no longer subject to applicable Securities Laws, the Borrower shall continue to provide to the Lender, (A) within 90 days after the end of each fiscal year, copies of its annual financial statements and related management’s discussion and analysis (“MD&A”), and (B) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements and related MD&A which shall, at a minimum, contain such information required to be provided in such documents pursuant to applicable Securities Laws in the Provinces of Canada in which the Borrower is a “reporting issuer” (as such term is defined in such applicable Securities Laws). Each of such continuous disclosure documents will be prepared in accordance with disclosure requirements of applicable Securities Laws of the Provinces of Canada in which the Borrower is a “reporting issuer” (as such term is defined in such applicable Securities Laws) and GAAP.

(iii)

Within 45 days after the end of each of the first three fiscal quarters and within 90 days after the end of each fiscal year, the Borrower shall deliver or cause to be delivered to the Lender a Compliance Certificate together with summaries of financial information available to management with respect to the Borrower and the Guarantors (which shall be the same summaries as those provide to the members of the Borrower’s board of directors).

(j)

Business Plan. It shall deliver or cause to be delivered to the Lender (and consult with the Lender with respect thereto) at least 5 Business Days prior to the end of the Borrower’s fiscal year end, a revised business plan for the business and operations of the Obligors, including therein a budget for the next 12 months showing the sources and uses of cash (the “Budget”).

(k)

Securities Laws. The Borrower shall take all reasonable steps and actions and do all such acts and things as may be required to: (A) as long as it meets the applicable minimum distribution requirements, if any, of such institutions, maintain the listing and posting for trading of the Common Shares on the TSX or other recognized stock exchange, and (B) maintain its status as a reporting issuer or equivalent in good standing or equivalent under the applicable Securities Laws in at least one Province of Canada.

(l)	Change of Control Notice. The Borrower shall provide the Lender with written notice of any contemplated Change of Control at least 45 days before the consummation of such Change of Control.

(m)	Delivery of Originals. The Borrower shall deliver originally executed copies of Warrant #10 to the Lender within 10 Business Days of the Restatement Date.

(n)

Payment of Expenses. The Borrower shall provide to the Lender payment in full of all of its expenses payable in connection with Section 3.2, including the reasonable fees and expenses of its counsel, within 30 calendar days of the later of the Restatement Date and the date the relevant invoice for such fees is received by the Borrower.

(o)

Notice of Default. The Borrower shall promptly notify the Lender of any Default that has occurred and is continuing or Event of Default and of which any of its chief executive officer, chief financial officer, chief legal officer or chief operating officer becomes aware.

6.2	Lender Entitled to Perform Covenants

If the Borrower or any Obligor fails to perform any covenant contained in Section 6.1, the Lender may, in its discretion, perform any such covenant capable of being performed by it and if any such covenant requires the payment of money the Lender may make such payments. All sums so expended by the Lender shall be deemed to form part of the Obligations, shall bear interest at the same rate as the Loan from time to time and shall be payable by the Borrower on demand.

6.3	Negative Covenants

At all times prior to the termination of this Agreement pursuant to Section 9.8 (and subject to the survival provisions therein), the Borrower and each other Obligor covenants and agrees that it shall not:

(a)

Sell Property. Sell, transfer or otherwise dispose of any asset other than (i) sales of inventory in the ordinary course of business, (ii) grants of licenses entered into in the ordinary course of business in accordance with past practice, (iii) any assets the book value (net of transaction fees) of which does not exceed, in aggregate over the term of the Loan, $500,000, (iv) a sale, transfer or disposition in the ordinary course of any equipment of any Obligor that has become obsolete or is no longer being used, or (v) to any other Obligor.

(b)

Indebtedness. Incur, guarantee or permit to exist any Debt other than (i) the Obligations, (ii) Intercompany Debt, (iii) Debt consisting of trade-payables and similar obligations incurred in the ordinary course of business and consistent with past practice, (iv) obligations in respect of letters of guarantee or letters of credit to be provided by any Obligor to a third party in the ordinary course of business, in aggregate not exceeding a face amount of $500,000, (v) Debt disclosed in the Borrower’s financial statements for the period ending December 31, 2018, (vi) Eligible Convertible Debt, (vii) Debt of [DELETED – NAME OF ENTITY] from time to time in respect of financing provided by the Government of Canada, a provincial or municipal government within Canada, or a subdivision or agency thereof pursuant to an economic incentive or similar program, and (viii) other Debt in an aggregate amount not to exceed $3,000,000.

(c)

Financial Assistance. Other than as disclosed to the Lender in writing, provide financial assistance, by means of loan, guarantees, the provision of security or otherwise, to any Person, other than (i) the Borrower or any other Obligor, provided that such loan, guarantee, provision of security or otherwise, to any Obligor is subordinated to the Lender’s rights hereunder; (ii) to PRDT or Prometic Manufacturing Inc. in the ordinary course of business in accordance with past practice; (iii) in connection with the [DELETED – NATURE OF TRANSACTION]; or (iv) to any other Person(s), in an outstanding principal amount not to exceed $500,000 at any time, in the ordinary course of business.

(d)

Amalgamations, etc. Enter into any transaction (including by way of reorganization, consolidation, amalgamation, liquidation or otherwise), other than a sale, transfer, other disposition or license grant permitted pursuant to Sections 6.3(a)(i), (ii), (iii) or (iv), whereby all or any portion of its property and assets would become property of any other Person other than an Obligor.

(e)

Affiliate Transactions. Enter into any transaction with any affiliate, other than another Obligor, except on terms no less favourable to the Obligor than could be obtained in an arm’s-length transaction, and provided such exception shall not include any Debt unless subordinated to the Obligations pursuant to a Subordination Agreement.

(f)

Fundamental Changes. Without the prior written consent of the Lender, effect any change in the jurisdiction of the location of its chief executive office or registered office or any material tangible assets, other than a change in such jurisdiction to any Province of Canada or State of the United States or to the United Kingdom (a “Permitted Change”), and without prior written notice to the Lender, effect any change of name, provided that, in each case, the relevant Obligor shall have executed and delivered to the Lender, prior to or contemporaneously with any such Permitted Change or change of name, any and all agreements, instruments, financing statements (or equivalent) or other documents as the Lender may have then reasonably requested in writing and which are necessary in order to maintain the Lender’s perfected Lien over the Collateral, in each case in form and substance satisfactory to the Lender, acting reasonably, and, where applicable, substantially similar to the form and substance of the relevant Security Documents listed in Section 4.1 and delivered on or prior to the Original Closing Date.

(g)

Restricted Payments. Unless otherwise provided for in the Borrower’s compensation policy disclosed to the Lender, pay any dividends (in cash or in kind) or make any other distributions (in cash or in kind) to any Person, or make any payments in respect of Debt other than: (i) payment made in the ordinary course of business and consistent with past practice, and (ii) Permitted Debt Payments.

(h)

Adjusted Quick Ratio. Permit the Adjusted Quick Ratio to fall (i) below 1.0 at any time within the 2017 calendar year, and (ii) below 1.25 at any time thereafter (except for Q4 2018, year-end 2018 and Q1 2019, for which the Lender waives such requirement), to be tested, in each case, quarterly with reference to the financial statements of the Borrower for the most recently ended fiscal quarter commencing with the fiscal quarter ending on March 31, 2017.

(i)

Bonuses. Unless otherwise provided for in the most current Budget delivered to the Lender pursuant to Section 6.1(j), make any change to the existing compensation arrangements for employees that would in aggregate materially increase the annual compensation expenditures without the prior written consent of the Lender, which consent shall not be unreasonably withheld or delayed.

(j)

Material Expenditures. Without the prior written consent of the Lender, make any capital expenditure or restructuring expenditure, or any other expenditure in excess of $2,000,000, other than as expressly provided for in the most recent Budget provided to the Lender pursuant to Section 6.1(j), which consent shall not be unreasonably withheld or delayed.

(k)

Negative Pledge. Without the prior written consent of the Lender, (A) create, incur, assume or suffer to exist any Lien on its present or future property or assets, except for Permitted Encumbrances, or (B) enter into an agreement with any Person restricting the ability of that Obligor to grant Liens over its present or future property or assets unless such restriction is expressly stated not to extend or apply to any Liens granted or to be granted in favour of the Lender (it being understood that the prohibition in this clause (B) will not apply to an “anti-assignment clause” in any such agreement that restricts the ability of the Borrower to make an outright transfer, assignment or disposition of its rights in respect of that agreement).

(l)	No New Subsidiaries.

[DELETED – CONDITIONS TO CREATE A SUBSIDIARY]

(m)

Capital Grants. Take, or omit to take, any action, if the result of such action or failure to take action could reasonably be expected to result, directly or indirectly, in a Capital Grant becoming repayable.

(n)	Material Contracts. Terminate, breach or amend in a manner that would be materially prejudicial to the Lender, any Material Contract.

ARTICLE 7

CONDITIONS PRECEDENT

7.1	Conditions Precedent to the Third Loan Agreement

The effectiveness of the Third Loan Agreement was subject to the conditions precedent set forth under Section 8.1 of the Third Loan Agreement, all of which were either met to the satisfaction of the Lender or waived in writing by the Lender prior to the Restatement Date, unless otherwise provided herein

7.2	Conditions Precedent to the Restatement

The effectiveness of the Restatement will be subject to the Lender’s satisfaction that each of the following conditions precedent has been satisfied, which conditions precedent are for the sole and exclusive benefit of the Lender and may be waived in writing by the Lender in its sole discretion:

(a)	The Lender shall have received the following in form and substance satisfactory to the Lender:

(i)	an executed copy of this Agreement;

(ii)	executed copies of the Restatement Security Ratification Agreements;

(iii)	an executed copy of the Compliance Certificate;

(iv)	certificates of status, good standing, or the equivalent for each Obligor;

(v)	officer’s certificates attaching the articles, bylaws and authorizing resolutions of each Obligor, or a certification confirming that the same remain unchanged since the Original Closing Date; and

(vi)

an opinion of counsel to the Borrower acceptable to the Lender and Lender’s counsel, acting reasonably, as to matters relating to the Obligors (other than PBT, PPR USA, NantPro, PBL, PBT UK, Pharma SMT Holdings and Pharma SMT) and the entering into of this Agreement and the Restatement Security Ratification Agreements (other than in respect of security matters relating to PBT, PPR USA, NantPro, PBL, PBT UK, Pharma SMT Holdings and Pharma SMT).

(b)

Warrant #10 shall have been issued by the Borrower to the Lender and the Lender shall have received a copy of the conditional approval letter from the TSX regarding the listing of the Common Shares issuable upon the exercise of Warrant #10.

(c)

A confirmatory security document in favour of the Lender as additional security for the payment and performance of the Borrower’s obligations under this Agreement entered into among PBT UK, Pharma SMT Holdings and Pharma SMT, as chargors, and the Lender as lender.

(d)

The filings and registrations shall have been made to perfect the Liens granted pursuant to the Security Documents in all jurisdictions reasonably required by the Lender, and the Security shall constitute, subject only to Permitted Encumbrances, a first ranking charge over the Collateral of the Obligors.

(e)	No Default or Event of Default shall have occurred and be continuing on the Restatement Date, and no such Default or Event of Default would result from the Restatement.

(f)	The representations and warranties set forth in Section 5.1 shall be true and correct as of the Restatement Date.

(g)

No material adverse information shall have become known to the Lender with respect to the Borrower or any Guarantor which is inconsistent with or was omitted from the information previously disclosed to the Lender (including by way of public disclosure).

ARTICLE 8

EVENTS OF DEFAULT AND REMEDIES

8.1	Events of Default

The occurrence of any of the following events shall constitute an Event of Default:

(a)

default by the Borrower in payment of any amount owing under the Loan Documents (i) on the Maturity Date, or (ii) at any other time when due if such default continues for five Business Days following a written notice thereof from the Lender;

(b)

default by the Borrower or any other Obligor in the performance or observance of any other covenant, condition or Obligation contained in any Loan Document unless such default, if capable of being remedied, is remedied within 30 days following a written notice thereof from the Lender; provided that such 30 day cure period shall be reduced to 15 days following such written notice from the Lender if such default was known by the chief executive officer, chief financial officer, chief legal officer or chief operating officer of the relevant Obligor and was not disclosed in the most recent Compliance Certificate delivered pursuant to Section 6.1(i)(iii);

(c)

any representation or warranty made by the Borrower or any other Obligor in any Loan Document is found to be false or incorrect in any way so as to make it materially misleading when made or deemed to have been made unless such default, if capable of being remedied, is remedied within 20 days following a written notice thereof from the Lender; provided that such 20 day cure period shall be reduced to 10 days following such written notice from the Lender if such default was known by the chief executive officer, chief financial officer, chief legal officer or chief operating officer of the relevant Obligor and was not disclosed in the most recent Compliance Certificate delivered pursuant to Section 6.1(i)(iii);

(d)	the Borrower or any other Obligor admits its inability to pay its debts generally as they become due or otherwise acknowledges its insolvency;

(e)	the Borrower or any other Obligor institutes any Proceeding, or any Proceeding is commenced against or involving the Borrower:

(i)	seeking to adjudicate it as bankrupt or insolvent;

(ii)

seeking liquidation, dissolution, winding up, reorganization, arrangement, protection or relief of it or any of its properties or assets or debts or making a proposal with respect to it under any law relating to bankruptcy, insolvency, compromise of debts or other similar laws; or

(iii)	seeking appointment of a receiver, trustee in bankruptcy, agent, custodian or other similar official for it or for any material part of its properties and assets;

and, in the case of any Proceeding not instituted by the Borrower, such Proceeding is not being contested in good faith by appropriate Proceedings or, if so contested, remains outstanding, undismissed and unstayed more than 45 days from the institution of such first mentioned Proceeding;

(f)

any execution, seizure, distress or other enforcement process, whether by court order or otherwise, becomes enforceable against any Collateral or any other property or asset of the Borrower in excess of $1,000,000 and such execution, seizure, distress or other enforcement process is not stayed within 60 days of notice or such other delays provided for under Applicable Law or any notice therefore;

(g)

any final judgment for the payment of monies in excess of $1,000,000 is rendered against the Borrower and such judgment is not discharged, or stayed pending appeal, within 30 days from the imposition of such judgment;

(h)	there shall occur, or fail to occur any event which, either singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

(i)	a Change of Control of the Borrower shall have occurred without the consent of the Lender and compliance with Section 6.1(l) (unless waived by the Lender under any such consent);

(j)	any Capital Grant becomes repayable unless any such repayment is a Permitted Debt Payment;

(k)

the Borrower defaults in the payment when due of any amount in respect of any Debt the outstanding principal amount of which is $1,000,000 or more, or defaults in any other manner in respect of such Debt and as a result of which default, such Debt is accelerated;

(l)

the Borrower ceases to be a reporting issuer in at least one Province of Canada or ceases to be listed on, or ceases to be in compliance in all material respects with the listing requirements of, the TSX, other than in accordance with the Restructuring Agreement; or

(m)	the Borrower defaults in the issuance and delivery to the Lender when due of Common Shares under, or any cash payable upon exercise of, Warrant #10, which default continues for three Business Days.

8.2	Remedies Upon Default

(a)

If any Event of Default shall occur and be continuing, all Obligations owing by the Borrower under the Loan Documents shall, at the option of the Lender, become immediately due and payable on the date of written demand therefor, to the date of actual payment thereof; provided, if the Event of Default described in Section 8.1(e) with respect to the Borrower shall occur, the Obligations shall automatically accelerate and the outstanding Principal Amount and all other Obligations shall automatically be and become immediately due and payable, all without notice, presentment, protest, demand, notice of dishonor or any other demand or notice whatsoever, all of which are hereby expressly waived by each Obligor. In such event the Lender may, in its discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or Proceeding against any Obligor authorized or permitted by law for the recovery of all the Obligations of the Borrower to the Lender and proceed to exercise any and all rights hereunder and under the Security and no such remedy for the enforcement for the rights of the Lender shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

(b)	Upon the occurrence of any Event of Default and the acceleration of the Obligations as described in Section 8.2(a), the Lender may at its sole option:

(i)	realize upon all or any part of the Collateral, pursuant to the Security Documents; and

(ii)

take such actions and commence such Proceedings as may be permitted at law or in equity (whether or not provided for herein or in the Loan Documents) at such times and in such manner as the Lender in its sole discretion may consider expedient, all without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonor or any other action. The rights and remedies of the Lender hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law or by any of the Loan Documents.

8.3	Specific Performance

Notwithstanding any provision of this Agreement to the contrary and without limiting the generality of Section 8.2, the Borrower and each Guarantor acknowledge, understand and agree (i) that their Obligations under the Loan Documents are necessary and reasonable in order to protect the Lender, (ii) that the Lender may be irreparably damaged in the event any of the provisions of the Loan Documents are not performed by the Borrower or any Guarantor, as applicable, in accordance with their specific terms or are otherwise breached, (iii) that as monetary damages would inadequately compensate the Lender for the breach of such Obligations, the Loan Documents shall be specifically enforceable by the Lender, (iv) that, in addition to any other remedies that may be available at law, in equity or otherwise, any breach or threatened breach of any Loan Document shall be the proper subject of a temporary or permanent injunction or restraining order, without the necessity of proving actual damages or the posting of any bond, and (v) that the Lender shall be entitled to an injunction to prevent breaches or threatened breaches of any of the provisions of the Loan Documents and to specific performance of each Loan Document and its terms and provisions in any action instituted in any court in the Province of Ontario or Canada or any other court having subject matter jurisdiction. The Borrower and each Guarantor further waive any claim or defense that there is an adequate remedy at law, in equity or otherwise for such breach or threatened breach.

8.4	Set-Off/Cancellation of Principal

Notwithstanding any provision of this Agreement or any other Loan Document to the contrary, the Borrower and each Guarantor acknowledge, understand and agree that the nominal dollar amount of any liability or other obligation of the Lender (or any affiliate of the Lender), on the one hand, to the Borrower or any Guarantor (or any of their respective affiliates), on the other hand, (i) whether sounding in contract, tort, equity or otherwise, (ii) whether constituting an obligation to pay damages, restitution, or any other amount whatsoever, and (iii) whether arising under a Loan Document or any other agreement or arrangement between the Lender (or any affiliate of the Lender) and the Borrower or any Guarantor and/or their respective affiliates (any such liability or other obligation, a “Claim”), may, in any such event, be satisfied, discharged and paid by the Lender’s cancellation of the Principal Amount (whether or not then due and owing) to the extent of the nominal amount of such Claim. The Lender may affect any such satisfaction, discharge or payment by giving written notice (a “Satisfaction Notice”) to the Borrower specifying (i) the Claim being so satisfied, discharged or paid, and (ii) the nominal amount of the Principal Amount so cancelled (the “Prepaid Amount”) in satisfaction of such Claim and (iii) the outstanding Principal Amount following the cancellation of the Prepaid Amount. For purposes of this Agreement, the Prepaid Amount shall constitute an authorized prepayment pursuant to Section 2.5(b) and the Principal Amount shall be correspondingly reduced. The Borrower and each Guarantor further acknowledge, understand and agree that the Lender’s presentation of a Satisfaction Notice to the Borrower shall constitute a full answer and defense against any Claim to the extent of the nominal amount specified in the related Satisfaction Notice. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, for purposes of satisfaction of the Exercise Price following any reduction in the Principal Amount made in accordance with this Section 8.4, the Parties agree that (i) any Prepaid Amount shall not reduce the Aggregate Exercise Price (as specified on the ‘Election to Exercise’ in respect of Warrant #10) payable by the Lender to exercise Warrant #10 and (ii) the Lender will be required, in addition to affecting the outstanding Principal Amount as satisfaction of a portion of the payment of the Aggregate Exercise Price pursuant to this Section 8.4, to pay in cash the difference between (A) the Aggregate Exercise Price and (B) the outstanding Principal Amount at the time of the exercise.

8.5	Distributions

All distributions under or in respect of any Security shall be applied by the Lender on account of the Obligations without prejudice to any claim by the Lender for any deficiency after such distributions are received by the Lender. All such distributions shall be applied to such part of the Obligations as is determined by the Lender in its discretion acting reasonably.

ARTICLE 9

GENERAL

9.1	Non-Disparagement

Each party hereto covenants and agrees that for a minimum period of 10 years from the Restatement Date neither they nor their respective affiliates will, directly or indirectly make any oral or written statements that disparage the business reputation of the Lender or the Borrower, as applicable, or any of their respective affiliates, shareholders, directors, officers or employees.

9.2	Amendment and Waiver

No amendment, restatement, replacement, supplement or other modification of any Loan Documents, or any waiver of any provision of any Loan Document or any consent to any departure by the Obligors from any provision thereof is effective unless it is in writing and signed by an officer of the Lender. Such amendment, restatement, replacement, supplement, modification, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given.

9.3	Notices

(a)

Any notice or other communication required or permitted to be given to the Obligors hereunder shall be in writing and shall be given by facsimile or email, other electronic means or by hand-delivery as hereinafter provided. Any such notice, if sent by facsimile or email, shall be deemed to have been received on the Business Day after the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notice of change of address shall also be governed by this Section. Notices and other communications to the Obligors shall be addressed as follows:

Borrower and each Guarantor: [DELETED]

[DELETED]
[DELETED]

Attention:	[DELETED]
Email:	[DELETED]

With a copy to:

[DELETED]

Attention:	[DELETED]
Email:	[DELETED]

(b)

Any notice or other communication required or permitted to be given to the Lender hereunder shall be in writing and shall be given by facsimile or email, other electronic means or by hand-delivery as hereinafter provided. Any such notice, if sent by facsimile or email , shall be deemed to have been received on the Business Day after the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notice of change of address shall also be governed by this Section. Notices and other communications to the Lender shall be addressed as follows:

[DELETED]

Attention:	[DELETED]

Facsimile No.	[DELETED]
Email:	[DELETED]

With a copy to:
[DELETED]

Attention:	[DELETED]
Email:	[DELETED]

9.4	Further Assurances

Whether before or after the occurrence of an Event of Default, the Borrower shall at its own expense do, make, execute or deliver all such further acts, documents and things in connection with the Loan Documents as the Lender may reasonably require from time to time for the purpose of giving effect to the Loan Documents, all promptly upon the reasonable request of the Lender.

9.5	Assignment

This Agreement and the other Loan Documents shall enure to the benefit of and be binding upon the parties hereto and thereto, their respective successors and any permitted assigns. The Borrower may not assign all or any part of its rights or Obligations under this Agreement. The Lender may assign all or any part of its rights in respect of the Obligations and the Loan Documents to any Person without the consent of the Borrower (and the Lender may disclose to any proposed assignee such information concerning the financial position and assets of the Borrower as may be relevant or useful in connection therewith provided that such proposed assignee executes a confidentiality agreement agreeing to keep all such information confidential to the same extent as the Lender’s duty of confidentiality).

9.6	Counterparts

This Agreement may be signed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute one and the same instrument. Delivery of such counterparts may be made by fax or PDF via email, either of which will be deemed to have the legal effect of an original.

9.7	Entire Agreement

The Loan Documents constitute the entire agreement between the parties hereto pertaining to the matters therein set forth and supersede and replace any prior understandings or arrangements pertaining to the transactions contemplated hereunder. There are no warranties, representations or agreements between the parties in connection with such matters except as specifically set forth or referred to in the Loan Documents.

9.8	Termination

Subject to Section 4.5, this Agreement will remain in full force and effect until all the Obligations have been indefeasibly satisfied; provided however that all other Obligations hereunder that are not terminated in accordance with Section 4.5 will survive the payment and satisfaction in full of the Loan under this Agreement until the earlier of (i) such time as the Warrant Obligations have been indefeasibly satisfied and (ii) October 26, 2023.

ARTICLE 10

GUARANTEE

10.1	Guarantee

To induce the Lender to execute and deliver this Agreement and to make or maintain the Loan, and in consideration thereof, each Guarantor hereby irrevocably and unconditionally guarantees (the “Guarantee”) to the Lender due and punctual payment and performance to the Lender upon demand made in accordance with the terms of this Agreement of all Obligations (collectively, the “Guaranteed Obligations”).

10.2	Indemnity

In addition to the Guarantee specified in this Article 10, each Guarantor hereby indemnifies and agrees to hold the Lender harmless from and against all costs, losses, expenses and damages the Lender may suffer as a result or consequence of the Borrower’s default in the performance of any of the Guaranteed Obligations, or any inability by the Lender to recover the ultimate balance due or remaining unpaid to the Lender in respect of the Guaranteed Obligations, including without limitation, legal fees incurred by or on behalf of the Lender resulting from any action instituted on the basis of the Guarantee, except for such costs, losses, expenses or damages resulting from the Lender’s gross negligence or willful misconduct.

10.3	Payment and Performance

(a)

If the Borrower fails or refuses to punctually make any payment or perform the Guaranteed Obligations, each Guarantor shall unconditionally render any such payment or performance upon demand in accordance with the terms of the Guarantee.

(b)	Nothing but payment and satisfaction in full of the Guaranteed Obligations shall release the Guarantors from their obligations under the Guarantee.

10.4	Continuing Obligation

The only condition (and no other document, proof or action other than as specifically provided in the Guarantee is) necessary as a condition of a Guarantor honouring its obligations under the Guarantee is demand by the Lender to the Borrower. The Guarantee is a continuing guarantee, covers all the Guaranteed Obligations, and applies to and secures any ultimate balance due or remaining unpaid to the Lender. The Guarantee shall continue to be binding regardless of:

(a)	whether any other Person or Persons (an “Additional Guarantor”) becomes in any other way responsible to the Lender for, or in respect of all or any part of the Guaranteed Obligations;

(b)	whether any such Additional Guarantor ceases to be so liable;

(c)

the enforceability, validity, perfection or effect of perfection or non-perfection of any security interest securing the Guaranteed Obligations, or the validity or enforceability of any of the Guaranteed Obligations; or

(d)

whether any payment of any of the Guaranteed Obligations has been made and where such payment is rescinded or must otherwise be returned upon the occurrence of any action or event, including the insolvency or bankruptcy of the Borrower or otherwise, all as though such payment had not been made.

10.5	Guarantee Unaffected

The Guarantee shall not be determined or affected, or the Lender’s rights under the Guarantee prejudiced by, the termination of any Guaranteed Obligations (other than as a result of the prepayment or repayment in full thereof) by operation of law or otherwise, including without limitation, the bankruptcy, insolvency, dissolution or liquidation of the Borrower, any change in the name, business, powers, capital structure, constitution, objects, organization, directors or management of the Borrower, with respect to transactions occurring either before or after such change. The Guarantee is to extend to the liabilities of the Person or Persons for the time being and from time to time carrying on the business now carried on by the Borrower, notwithstanding any reorganization of the Borrower, any Guarantor or any Additional Guarantor or the amalgamation of the Borrower, a Guarantor or any Additional Guarantor with one or more other corporations (in this case, the Guarantee shall extend to the liabilities of the resulting corporation and the terms “Borrower”, “Guarantor” and “Additional Guarantor” shall include such resulting corporation) or any sale or disposal of the Borrower’s, a Guarantor’s or the Additional Guarantor’s business in whole or in part to one or more other Persons and all of such liabilities shall be included in the Guaranteed Obligations. Each Guarantor agrees that the manner in which the Lender may now or subsequently deal with the Borrower, any Additional Guarantor or any security (or any Collateral subject to the Security) or other guarantee in respect of the Guaranteed Obligations shall have no effect on such Guarantor’s continuing liability under the Guarantee and each Guarantor irrevocably waives any rights it may have in respect of any of the above.

10.6	Waivers

Each Guarantor waives each of the following, to the fullest extent permitted by law:

(a)	any defence based upon:

(i)

the unenforceability or invalidity of all or any part of the Guaranteed Obligations, or any security or other guarantee for the Guaranteed Obligations or any failure of the Lender to take proper care or act in a commercially reasonable manner in respect of any security for the Guaranteed Obligations or any Collateral subject to the Security, including in respect of any disposition of the Collateral or any set-off against the Guaranteed Obligations;

(ii)

any act or omission of the Borrower or any other Person, including the Lender, that directly or indirectly results in the discharge or release of the Borrower or any other Person or any of the Guaranteed Obligations or any security for the Guaranteed Obligations; or

(iii)

the Lender’s present or future method of dealing with the Borrower, any Additional Guarantor or any security (or any Collateral subject to the Security) or other guarantee for the Guaranteed Obligations;

(b)	any right (whether now or hereafter existing) to require the Lender, as a condition to the enforcement of the Guarantee:

(i)	to accelerate any of the Guaranteed Obligations or proceed and exhaust any recourse against the Borrower or any other Person;

(ii)	to realize on any security that it holds;

(iii)	to marshall the assets of a Guarantor or the Borrower; or

(iv)	to pursue any other remedy that a Guarantor may not be able to pursue itself and that might limit or reduce such Guarantor’s burden;

(c)	presentment, demand, protest and notice of any kind including, without limitation, notices of default and notice of acceptance of the Guarantee;

(d)	all suretyship defences and rights of every nature otherwise available under Ontario law and other Applicable Law;

(e)	any rights of subrogation or indemnification which it may have, until the Obligations of the Borrower and each other Guarantor under the Loan Documents have been paid in full; and

(f)	all other rights and defences (legal or equitable) the assertion or exercise of which would in any way diminish the liability of the Guarantors under the Guarantee.

10.7	Lender’s Right to Act

Lender has the right to deal with the Borrower, the documents creating or evidencing the Guaranteed Obligations and the Security (or any Collateral subject to the Security) now or subsequently held by the Lender (including, without limitation, all modifications, extensions, replacements, amendments, renewals, restatements, and supplements to such documents or Security) as Lender may see fit, without notice to the Guarantors or any Additional Guarantor and without in any way affecting, relieving, limiting or lessening any Guarantor’s or any Additional Guarantor’s liability under the Guarantee. Without limitation, Lender may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to the Borrower;

(b)	take new or additional Security (including, without limitation, other guarantees) from the Borrower;

(c)	discharge or partially discharge any or all Security;

(d)	elect not to take Security from the Borrower or not to perfect Security;

(e)	cease or refrain from, or continue to, give credit or make loans or advances to the Borrower;

(f)	accept partial payment or performance from the Borrower or otherwise waive compliance by the Borrower with the terms of any of the documents or Security;

(g)	assign any such document or Security to any Person or Persons;

(h)	deal or dispose in any manner (whether commercially reasonably or not) with any Security (or any Collateral subject to the Security) or other guarantee for the Guaranteed Obligations; or

(i)	apply all dividends, compositions and moneys at any time received from any Obligor or others or from the security upon such part of the Guaranteed Obligations.

10.8	Action or Inaction

Except as provided at law, no action or omission on the part of the Lender in exercising or failing to exercise its rights under this Section or in connection with or arising from all or part of the Guaranteed Obligations shall make the Lender liable to a Guarantor for any loss occasioned to such Guarantor. No loss of or in respect of any securities received by the Lender from the Borrower or others, whether occasioned by the Lender’s fault or otherwise, shall in any way affect, relieve, limit or lessen a Guarantor’s liability under the Guarantee.

10.9	Lender’s Rights

The rights and remedies provided in this Article 10 are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by law.

10.10	Demand

Upon the occurrence of an Event of Default which is continuing, the Lender may make demand in writing to any Guarantor at any time and from time to time, each such written demand to be accepted by each Guarantor as complete and satisfactory evidence of such Guarantor’s obligations to make a payment under the Guarantee and the amount of such payment. The Guarantors shall pay to the Lender such amount or amounts payable under the Guarantee immediately upon such written demand.

10.11	No Representations

Each Guarantor acknowledges that the Guarantee has been delivered free of any conditions and that there are no representations which have been made to any Guarantor affecting such Guarantor’s liability under the Guarantee except as may be specifically embodied in the Guarantee and agrees that the Guarantee is in addition to and not in substitution for any other guarantee(s) held or which may subsequently be held by or for the benefit of the Lender.

ARTICLE 11

COMMON SECURITIES OFFER RIGHT

[DELETED – COMMON SECURITIES OFFER RIGHT (LENDER’S PRE-EMPTIVE RIGHT)]

- signature page follows –

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

BORROWER:

PROMETIC LIFE SCIENCES INC.

By:	(s) Simon Best
Name: Simon Best Title: Interim President and CEO

GUARANTORS:

PROMETIC BIOTHERAPEUTICS, INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

PROMETIC BIOSEPARATIONS LTD

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Company Secretary

PROMETIC BIOSCIENCES INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

PROMETIC BIOPRODUCTION INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

NANTPRO BIOSCIENCES, LLC

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

PROMETIC PLASMA RESOURCES INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

TELESTA THERAPEUTICS INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

PROMETIC PLASMA RESOURCES (USA) INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

Executed by:

(s) Patrick Sartore
Name: Patrick Sartore Title: Company Secretary and Director

for and on behalf of PROMETIC PHARMA SMT HOLDINGS LIMITED

Executed by:

(s) Patrick Sartore
Name: Patrick Sartore Title: Company Secretary and Director

for and on behalf of PROMETIC PHARMA SMT LIMITED

Executed by:

(s) Patrick Sartore
Name: Patrick Sartore Title: Director

for and on behalf of PROMETIC BIOTHERAPEUTICS LTD

LENDER:

STRUCTURED ALPHA LP, by its general partner Thomvest Asset Management Ltd.

By:	(s) Stefan V. Clulow
Name: Stefan V. Clulow Title: Managing Director and Chief Investment Officer

Schedule 1.1

[DELETED – EXCLUDED PATENTS]

Schedule 5.1(h)

[DELETED – LOCATIONS]

Schedule 5.1(k)

[DELETED – LIST OF MATERIAL CONTRACTS]

Schedule 5.1(o)

[DELETED – ISSUED CAPITAL OF THE OBLIGORS]

Schedule 6.1(i)(iii)

COMPLIANCE CERTIFICATE

TO: Structured Alpha LP, as lender (the “Lender”)

[DELETED – CONTENT OF COMPLIANCE CERTIFICATE]